# Fulcrum Fitness

## Profit and Loss

### January - December 2022

|  | TOTAL |
| --- | ---: |
| **Income** |  |
|   Rental Income - Sublease | 26,245.81 |
|   Sales | 778,940.96 |
| **Total Income** | **$805,186.77** |
| **GROSS PROFIT** | **$805,186.77** |
| **Expenses** |  |
|   Advertising & Marketing | 23,236.51 |
|    Advertising | 12,104.19 |
|    Audio & Video Expense | 777.00 |
|    Marketing | 11,274.44 |
|   **Total Advertising & Marketing** | **47,392.14** |
|   Amortization | 1,333.00 |
|   Auto |  |
|    Automobile Expense | 0.00 |
|    Gas | 0.00 |
|    Parking | 2.70 |
|   **Total Auto** | **2.70** |
|   Bank Charges | 495.49 |
|   Charitable Donations | 1,449.00 |
|   Continuing Education | 836.52 |
|   Depreciation | 10,362.00 |
|   Dues & Subscriptions | 945.12 |
|   Gift | 1,550.10 |
|   Interest Expense | 17,136.79 |
|   Meals Expense |  |
|    M&E - Events and Provisions 100% | 1,691.48 |
|    M&E - Meals and Ent 50% | 101.86 |
|    M&E - Per Diem for Business Travel | 3,557.03 |
|   **Total Meals Expense** | **5,350.37** |
|   Operating Expenses |  |
|    Computer and Internet Expense | 4,008.90 |
|    Merchant Fees | 23,160.50 |
|    Office Expenses |  |
|     Office/General Administrative Expenses | 2,410.02 |
|     Software | 24,016.48 |
|     Telephone Expense | 1,714.26 |
|    **Total Office Expenses** | **28,140.76** |
|    Small Equipment | 1,684.26 |
|   **Total Operating Expenses** | **56,994.42** |
|   Overhead Expenses |  |
|    Insurance |  |
|     Liab Insurance | 4,408.10 |
|    **Total Insurance** | **4,408.10** |

| | TOTAL |
|---|---|
| Rent or Lease | 163,933.71 |
| Repair & Maintenance | 2,950.51 |
| Utilities | 1,268.79 |
| **Total Overhead Expenses** | **172,561.11** |
| Payroll and Labor Expenses-OTHER | |
| Employee Retirement Contribution | 3,649.99 |
| Health Insurance | 13,326.90 |
| Insurance - Workers Comp | 2,826.45 |
| Payroll Processing | 4,899.63 |
| Payroll Tax | 43,806.73 |
| Subcontractors | 30,779.46 |
| Total Wages | |
| Employee Pretax Retirement Contribution | 451.81 |
| Officer Wages | 58,900.00 |
| Wages | 347,452.64 |
| **Total Total Wages** | **406,804.45** |
| **Total Payroll and Labor Expenses-OTHER** | **506,093.61** |
| Professional Fees | 5,047.25 |
| Accounting | 4,232.00 |
| Consulting Fees | 2,315.70 |
| Legal Fees | 10,339.99 |
| **Total Professional Fees** | **21,934.94** |
| Royalty Expense | 0.00 |
| Supplies & Materials | 0.00 |
| Bathroom Supplies | 349.10 |
| Class Supplies | 4,037.48 |
| Cleaning Supplies | 3,131.45 |
| PPE | 896.65 |
| Team building/Training | 1,029.03 |
| **Total Supplies & Materials** | **9,443.71** |
| Taxes and License | |
| Business Licenses and Permits | 1,600.34 |
| Business Property Tax | 1,456.40 |
| State Tax | 290.46 |
| **Total Taxes and License** | **3,347.20** |
| Travel | 1,183.96 |
| Airfare | 458.00 |
| Local Travel | 58.14 |
| Travel Meals | 828.13 |
| **Total Travel** | **2,528.23** |
| **Total Expenses** | **$859,756.45** |
| NET OPERATING INCOME | **$ -54,569.68** |
| Other Income | |
| Adback Operator Wages | 0.00 |
| ERTC Tax Credit | 0.00 |
| Interest Earned | 2,695.90 |
| **Total Other Income** | **$2,695.90** |
| NET OTHER INCOME | **$2,695.90** |

| | TOTAL |
|---|---|
| **NET INCOME** | **$ -51,873.78** |

# Fulcrum Fitness

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Cash on hand - ERC Funds | 0.00 |
| Expensify Clearing Account | 0.00 |
| Umpqua Ckg -5664 (Operations) | 65,253.08 |
| Umpqua Ckg- 3905 (Payroll) | 3,721.94 |
| **Total Bank Accounts** | **$68,975.02** |
| Accounts Receivable | |
| Accounts Receivable | 2,511.75 |
| **Total Accounts Receivable** | **$2,511.75** |
| Other Current Assets | |
| ERC Receivable | |
| ERC Receivable 2020 | 21,788.86 |
| ERC Receivable 2021 | 90,967.07 |
| **Total ERC Receivable** | **112,755.93** |
| Inventory Asset | 0.00 |
| Loan to Shareholders | 0.00 |
| Uncategorized Asset | 0.00 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$112,755.93** |
| **Total Current Assets** | **$184,242.70** |
| Fixed Assets | |
| Accumulated Amortization | -14,333.00 |
| Accumulated Depreciation | -178,231.00 |
| Construction Costs | 46,649.01 |
| Equipment for Gym Over $700 | 37,640.39 |
| Fit3D Machine | 15,942.90 |
| Furniture & Equipment | 39,302.83 |
| Goodwill | 20,000.00 |
| Improvements | 32,361.32 |
| Purchased Assets | 37,000.00 |
| Website Development | 1,000.00 |
| **Total Fixed Assets** | **$37,332.45** |
| **TOTAL ASSETS** | **$221,575.15** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Expensify Card Liability Account | 0.00 |
| **Total Credit Cards** | **$0.00** |
| Other Current Liabilities | |
| ADP Clearing | 0.00 |

| | TOTAL |
|---|---:|
| CENTRA Lease Payable | 0.00 |
| Payroll Liabilities | |
|   Federal Taxes (941/944) | 0.00 |
|   Federal Unemployment (940) | 0.00 |
|   OR Employment Taxes | 0.00 |
|   OR Income Tax | 0.00 |
|   OR Transit Taxes | 0.00 |
|   Oregon Saves - Liability | 1,099.42 |
| **Total Payroll Liabilities** | **1,099.42** |
| PPP Advance Grant | 0.00 |
| PPP Loan | 0.00 |
| Umpqua LOC (8276) | 0.00 |
| **Total Other Current Liabilities** | **$1,099.42** |
| **Total Current Liabilities** | **$1,099.42** |
| Long-Term Liabilities | |
|   EIDL SBA Loan Payable | 215,986.79 |
|   Loan Payable - Barry levy | 20,399.00 |
|   Loan Payable - David Levy | 64,834.97 |
|   Loan Payable - Peter Parisot | 0.00 |
|   Wells Fargo | 0.00 |
|   Wells Fargo Operating Loan | 0.00 |
| **Total Long-Term Liabilities** | **$301,220.76** |
| **Total Liabilities** | **$302,320.18** |
| Equity | |
|   CPA Adjustments | 0.00 |
|   Fit Oregon Capital Contribution | 0.00 |
|   Opening Balance Equity | 0.00 |
|   Retained Earnings | 2,511.75 |
|   Shareholder Equity - Peter | -34,758.34 |
|   Parisot; SH Contributions | 0.00 |
|   Parisot; SH Distributions | 0.00 |
| **Total Shareholder Equity - Peter** | **-34,758.34** |
| Shareholder Equity- David | |
|   D. Levy; SH Contributions | 3,557.03 |
|   D. Levy; SH Distributions | -181.69 |
| **Total Shareholder Equity- David** | **3,375.34** |
| Net Income | -51,873.78 |
| **Total Equity** | **$ -80,745.03** |
| **TOTAL LIABILITIES AND EQUITY** | **$221,575.15** |

# Fulcrum Fitness

## Statement of Cash Flows

### January - December 2022

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -51,873.78 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accumulated Amortization | 1,333.00 |
| Accumulated Depreciation | 10,362.00 |
| Expensify Card Liability Account | 0.00 |
| ADP Clearing | 0.00 |
| Payroll Liabilities:Oregon Saves - Liability | 1,099.42 |
| Umpqua LOC (8276) | -46.45 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **12,747.97** |
| **Net cash provided by operating activities** | **$ -39,125.81** |
| **INVESTING ACTIVITIES** | |
| Construction Costs | -836.95 |
| **Net cash provided by investing activities** | **$ -836.95** |
| **FINANCING ACTIVITIES** | |
| EIDL SBA Loan Payable | 16,986.79 |
| Loan Payable - David Levy | -12,168.00 |
| CPA Adjustments | 0.00 |
| Retained Earnings | -162,061.96 |
| Shareholder Equity - Peter | 162,061.96 |
| Shareholder Equity- David:D. Levy; SH Contributions | 3,557.03 |
| Shareholder Equity- David:D. Levy; SH Distributions | -181.69 |
| **Net cash provided by financing activities** | **$8,194.13** |
| **NET CASH INCREASE FOR PERIOD** | **$ -31,768.63** |
| Cash at beginning of period | 100,743.65 |
| **CASH AT END OF PERIOD** | **$68,975.02** |